Exhibit 4(M)

30 November 2004

Mr Bruce Brook

C/- WMC Resources Limited

Dear Bruce

I refer to your Contract of Employment, letter of offer of 18 January 2002 and letter of amendment dated 2 October 2002. At its 9 November 2004 meeting, the Board approved the following changes to your employment contract. Subject to your acceptance of these changes by signing and returning a copy of this letter, the following revised terms shall apply to your employment.

1.	The current clause 4 of your Contract of Employment is deleted and replaced with the following:

4.	Termination of Employment

4.1	Your employment may be terminated by the Company giving you twelve (12) months’ notice in writing. You may terminate your employment by giving the Company six (6) months’ notice in writing. Either the Company or you may elect to make a payment in lieu of notice.

4.2	For the purposes of this clause 4, Cause means:

(a)	any illegal conduct or gross misconduct by you (including serious neglect of your duties) which in the reasonable opinion of the Board is injurious to the Company;

(b)	you becoming a bankrupt or committing any act of bankruptcy or entering into a deed of assignment, deed of arrangement or composition with your creditors under Part X of the Bankruptcy Act 1966; or

(c)	you becoming disqualified, for any reason, from holding the office of director under the Corporations Act.

4.3	If, without Cause, the Company unilaterally acts, refrains from acting, or threatens to act so as to:

(a)	diminish your job content, status, responsibility or authority; or

(b)	reduce your Target annual reward (as defined in the Remuneration Policy)

then you may give written notice to the Company stating that you regard your employment as having been terminated by the Company’s abovementioned act, omission or threat. Immediately upon its receipt of such written notice the Company shall pay to you all amounts to which you are entitled upon termination without Cause in accordance with clauses 4.1 and 4.4 of this Contract. All provisions of this Contract shall terminate and be of no further force and effect upon the receipt of that payment by you.

4.4	If your employment is terminated by the Company without Cause pursuant to either clause 4.1 or clause 4.3 above, in addition to your entitlement to notice in clause 4.1, you will be entitled to all Redundancy benefits’ as provided for in the Company’s policy for ‘Leaving the Company’ as amended from time to time (provided that any such amendment does not reduce the benefits to which you are entitled as at the date of this letter), including without limitation, ‘Severance’ (2.5 weeks target annual reward per year of service), ‘Additional Severance’ (13 weeks target annual reward), ‘Pro Rata Short-Term Incentive’ (6 months “at target” STI if within the first 6 months of the performance period and 12 months if after the initial 6 months period), ‘Annual leave’ and ‘Long service leave’.

4.5	Any payments made in accordance with clauses 4.1 or 4.4 shall be based on your ‘Target annual reward’ as defined in the ‘Remuneration Policy’ as amended from time to time (provided that any such amendment does not reduce the benefits to which you are entitled as at the date of this letter). For the avoidance of doubt, ‘Target annual reward’ means the aggregate of Fixed Annual Reward and target Short Term Incentive.

4.6	This Contract may be terminated immediately without notice or payment in lieu of notice by the Company for any conduct on your part which would justify summary dismissal. In such circumstances, payment shall be up to the time of dismissal only.

4.7	Monies owed by you to the Company, or paid in advance by the Company to you, may be recovered from any accrued entitlements owing to you. The Company is authorised to make any deductions for the purposes of this clause following presentation of a statement of all amounts owed by you to the Company.

2.	Clause 17 of the Contract – Policies and Procedures – will remain in place and you continue to be bound by and will benefit from the Company’s Group Policies and Procedures, in addition to the terms of your Contract of Employment. However, if there is any inconsistency between your Contract of Employment (including these amendments) and the Company’s Group Policies and Procedures, the terms of your Contract of Employment shall prevail. In particular, ‘Target annual reward’ will be used as the basis for making any payments in lieu of notice or severance payments where your employment is terminated without Cause.

Should you have any questions about these changes, please direct them to Tim Scully, General Manager – Human Resources. If you accept the changes to your contract, please sign below and return to me.

Kind regards

Andrew Michelmore
Chief Executive Officer

I accept the changes to my contract of employment as indicated in this letter.

Bruce Brook	Date